Exhibit 99.1

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Check-Cap Ltd. (“Check-Cap,” the “Company,” “we,” “us” or “our”) to be held on Monday, December 18, 2023 at 2:00 p.m. (Israel time) at the offices of Check-Cap’s Israeli legal counsel, FISCHER (FBC & Co.), located at 146 Menachem Begin Rd., Tel Aviv 6492103, Israel.

At the Meeting, you will be asked to consider and vote on the following proposals:

1.
to approve, pursuant to Section 320 of the Israeli Companies Law 5759-1999 (the “Companies Law”), the merger of Capstone Merger Ltd., an Israeli company (“Israeli Merger Sub”) and a wholly-owned subsidiary of Capstone Dental Pubco, Inc., a Delaware corporation (“New Parent”) with and into Check-Cap, with Check-Cap surviving and becoming a wholly-owned subsidiary of New Parent, including approval of: (x) the Business Combination Agreement, dated as of August 16, 2023, by and among New Parent, Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), Check-Cap, U.S. Merger Sub (as defined below) and Israeli Merger Sub (the “Business Combination Agreement”), pursuant to which, Capstone Merger Sub Corp., a Delaware corporation (“U.S. Merger Sub”, and, together with Israeli Merger Sub, the “Merger Subs”), and wholly-owned subsidiary of New Parent, will merge (the “U.S. Merger”) with and into Keystone, with Keystone surviving as a wholly-owned subsidiary of New Parent, and Israeli Merger Sub will merge (the “Israeli Merger,” and collectively with the U.S. Merger and the other transactions described in the Business Combination Agreement, the “Business Combination”) with and into Check-Cap, with Check-Cap surviving (which we refer to for the periods at and after the effective time of the Israeli Merger as the “Israeli Surviving Company”), and each of U.S. Merger Sub and Israeli Merger Sub will cease to exist, and (y) all other transactions and arrangements to which Check-Cap is a party contemplated by the Business Combination Agreement, a copy of which is attached as Exhibit 99.1 to the Company’s Form 6-K furnished to the U.S. Securities and Exchange Commission on August 17, 2023 (we refer to this proposal collectively as the “Business Combination Proposal”).  If the Israeli Merger is completed, you will be entitled to receive one share of common stock, par value $0.01 per share, of New Parent (which we refer to as Parent Common Stock) in exchange for each ordinary share, par value NIS 48.00 per share, of Check-Cap (which we refer to as an Ordinary Share) that you hold as of immediately prior to the effective time of the Israeli Merger (as may be adjusted if Proposal 4 is approved at the Meeting and a reverse share split of the Company’s ordinary shares is implemented);

2.
to ratify and approve the reappointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as our independent auditor for the year ending December 31, 2023 and for such additional period until our next annual general meeting of shareholders;

3.	to approve an amended and restated Compensation Policy for Executive Officers and Directors;

4.
to approve a reverse share split of the Company’s ordinary shares within a range of 1 for 2 to 1 for 5, the exact ratio to be determined by further action of our Board of Directors, to be effective on a date to be determined by our Board of Directors and announced by the Company, and to amend our Articles of Association accordingly;

5.
to elect five directors as members of the Company’s board of directors (the “Check-Cap Board”) out of the following ten director nominees proposed for election at the Meeting, each to serve until our next annual general meeting of shareholders and until their respective successors are duly elected and qualified: Steven Hanley, Clara Ezed, Dr. Mary Jo Gorman, XiangQian (XQ) Lin, Yuval Yanai (collectively, the “Company Director Nominees”), Idan Ben Shitrit, Avital Shafran, Jordan Lipton, William Vozzolo and Lilian Malczewski (collectively, the “Shareholder Director Nominees” and together with the Company Director Nominees, the “Director Nominees”) (we refer to this proposal collectively as the “Director Election Proposal”);

6.	to approve the cash remuneration to be paid to the Director Nominees who are elected to serve as directors at the Meeting under Proposal 5; and

7.
to approve the Company’s entry into indemnification and exculpation agreements and to provide directors’ and officers’ liability insurance coverage to a Shareholder Director Nominee who is elected to serve at the Meeting under Proposal 5 (if any).

In addition, at the Meeting, representatives of our management will be available to review and discuss with shareholders the Company’s financial statements for the year ended December 31, 2022.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

You are entitled to notice of and to vote at the Meeting (or at any adjournment thereof) if you are a shareholder of record at the close of business on November 10, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. If you hold your ordinary shares in your own name, you can vote either by mailing in your proxy, by Internet, or in person by attending the Meeting.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty-eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you attend the Meeting, you may vote in person and your proxy will not be used.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on the record date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet.  If you hold your ordinary shares in “street name” and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

Background of the Meeting

On August 16, 2023, Check-Cap entered into the Business Combination Agreement, pursuant to which, U.S. Merger Sub (a wholly-owned Delaware subsidiary of New Parent) will merge with and into Keystone, with Keystone surviving as a wholly-owned subsidiary of New Parent, and Israeli Merger Sub (a wholly-owned Israeli subsidiary of New Parent) will merge with and into Check-Cap, with Check-Cap surviving as a wholly-owned subsidiary of New Parent, and each of U.S. Merger Sub and Israeli Merger Sub will cease to exist.  In accordance with the Business Combination Agreement and Israeli law, various transactions contemplated by the Business Combination are required to be approved by the Check-Cap shareholders and accordingly, we are presenting the Business Combination Proposal for approval at the Meeting. The Check-Cap Board, after considering the factors to be more fully described in the Proxy Statement, unanimously (with one director absent who did not vote, abstain or hold a personal interest in the outcome of the vote): (i) determined that the Israeli Merger and the transactions contemplated by the Business Combination Agreement to which Check-Cap is a party, are fair to, advisable and in the best interests of Check-Cap and its shareholders, (ii) approved and declared advisable the Israeli Merger, the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement to which Check-Cap is a party, (iii) determined that considering the financial position of the merging entities in the Israeli Merger, no reasonable concern exists that, as a result of the Israeli Merger, the Israeli Surviving Company will be unable to fulfill the obligations of Check-Cap to its creditors, and (iv) determined to recommend, upon the terms and subject to the conditions set forth in the Business Combination Agreement, that our shareholders vote to approve the Business Combination Proposal.

On September 29, 2023, Symetryx Corp. (“Symetryx”), which allegedly holds (including through recent acquisitions) approximately 5.1% of the ordinary shares in the Company, delivered a letter to Check-Cap in which it demanded that Check-Cap convene an extraordinary general meeting of its shareholders, the purpose of which would be to dismiss all five current members of the Check-Cap Board and to appoint in their stead five director nominees as proposed by Symetryx. On the same date, Symetryx filed a Schedule 13D with the Commission, which indicated that Symetryx beneficially owned approximately 5.1% of Check-Cap’s outstanding shares.

On October 19, 2023, Check-Cap responded to the Symetryx letter described above, and advised Symetryx that following review of the Symetryx demand letter and in consultation with its legal advisors, Check-Cap had determined to reject Symetryx’s demands for the convening of an extraordinary general meeting. On October 24, 2023, Symetryx’s Israeli counsel responded to Check-Cap’s October 19th letter, advising Check-Cap that Symetryx intended to facilitate a self-convened meeting under applicable Israeli law, and sought information and cooperation from Check-Cap in order to convene such a meeting. On October 25, 2023, Check-Cap responded to this letter, rejecting Symetryx’s claims and assertions but offered, without derogating from Check-Cap’s position, and subject to receipt of independent evidence of Symetryx’s ownership of Check-Cap’s ordinary shares, to include Symetryx’s proposal for director elections in the agenda for the extraordinary general meeting to be called to approve the transactions contemplated by the Business Combination Agreement.  On October 26, 2023, Symetryx’s Israeli counsel responded to Check-Cap’s October 25th letter, rejecting Check-Cap’s offer and reiterated its request that Check-Cap provide information and cooperation in order for Symetryx to self-convene such an extraordinary general meeting.

On October 30, 2023, Symetryx filed a an Amendment No. 1 to Schedule 13D with the Commission, together with, as an exhibit thereto, a notice attempting to convene an extraordinary general meeting of shareholders of the Company for Monday, December 4, 2023, at 4:00 p.m., Israel time, the purpose of which is to dismiss all five current members of the Check-Cap Board and to appoint in their stead five director nominees as proposed by Symetryx and to approve the entry into indemnification and exculpation agreements and provide directors’ and officers’ liability insurance coverage to all new director nominees. On October 31, 2023, Symetryx filed with the Haifa District Court (Economic Department) a motion for provisional and temporary relief, to instruct Check-Cap to provide Symetryx with all necessary information to self-convene an extraordinary general meeting of Check-Cap’s shareholders, to cooperate with Symetryx to convene the meeting and to refrain from taking any action outside the ordinary course of business until the results of the self-convened extraordinary meeting have been obtained.

On November 1, 2023, Check-Cap filed a notice to convene an extraordinary general meeting of shareholders on December 4, 2023, at 2:00 p.m. (Israel time), the purpose of which is to consider and approve the Business Combination Proposal and to elect five directors to the Check-Cap Board out of ten director nominees, including the five current members of the Check-Cap Board and the five director nominees as proposed by Symetryx.

On November 6, 2023, Symetryx filed with the Haifa District Court (Economic Department) a claim against Check-Cap and its directors, to instruct Check-Cap to comply with the resolutions that shall be adopted at the extraordinary general meeting convened by Symetryx on December 4, 2023, to declare that the Check-Cap directors breached their fiduciary duties towards Check-Cap and Symetryx, as a shareholder of Check-Cap; and to instruct the defendants, jointly and severally, to indemnify Symetryx for its expenses incurred in connection with convening the extraordinary general meeting, estimated at NIS 793,200 (approximately $191,446). Check-Cap has until January 29, 2024 to file its statement of defense (which date may be subject to extension, from time to time, by governmental order due to the current security situation in Israel).

On November 9, 2023, Check-Cap filed with the Haifa District Court (Economic Department) its response to Symetryx’s motion for provisional and temporary relief, in which Check-Cap requested that the court reject the motion on the grounds, among others: that under Israeli law and established Israeli case law, a board of directors cannot be compelled to convene, and a shareholder cannot self-convene, an extraordinary meeting of shareholders for the purpose of the election of directors, as this decision is within the sole discretion of the board of directors; that Symetryx did not present valid evidence of its holdings in Check-Cap to legally entitle Symetryx to request that the board of directors convene, or to self-convene, an extraordinary shareholders meeting; and that Symetryx failed to disclose to Check-Cap’s shareholders, Check-Cap or the Court its affiliation with a certain private company that had previously expressed interest in exploring a potential business transaction with Check-Cap, contrary to the requirements of applicable law and Check-Cap’s articles of association, and that the sole purpose of the requested extraordinary shareholder meeting is to obstruct the Keystone transaction in order to pursue a transaction with such other affiliated private company.

On November 12, 2023, Check-Cap and Symetryx reached a settlement under which Symetryx will cancel the extraordinary shareholders meeting that it purported to self-convene and Check-Cap will convert the extraordinary shareholder meeting it convened to an annual general meeting of shareholders to be held on December 18, 2023, the agenda for which will include the Business Combination Proposal, the Director Election Proposal, and other proposals in connection with an annual shareholder meeting.  The parties further agreed that once the Check-Cap annual shareholder meeting has convened, the pending legal proceedings filed by Symetryx will be fully and finally denied in their entirety without costs.

When considering the entering into the settlement agreement with Symetryx, Check-Cap’s Board determined that it would be in the best interest of the Company and its shareholders to present the Director Election Proposal to the shareholders to consider and vote upon, in order to provide the Check-Cap shareholders the opportunity to determine the future leadership of Check-Cap.  The Check-Cap Board believes five is an appropriate number of directors for a company of Check-Cap’s size and therefore, shareholders are being asked to elect five out of the ten Director Nominees, including the five current members of the Check-Cap Board and the five director nominees as proposed by Symetryx, to serve as members of the Check-Cap Board.  While discussing the presentation of the Director Election Proposal to the shareholders, members of the Check-Cap Board expressed their belief that the current Check-Cap Board members (namely, the Company Director Nominees), all of whom are independent directors and without any conflict of interest, have diligently overseen the Company through the recent developments in its business and an extensive and thorough strategic process, in order to create long-term value for the Company’s shareholders, resulting in the signing of the Business Combination Agreement with Keystone, which the Check-Cap Board believes provides the Check-Cap shareholders with a significant opportunity to participate in the potential growth of the combined company following the completion of the Business Combination. The Check-Cap Board strongly believes that Symetryx’s campaign to take control of the Check-Cap Board is highly opportunistic and self-interested, and puts your investment at risk by threatening to dismantle the proposed Business Combination with Keystone and destroy value for Check-Cap’s shareholders.

Accordingly, we are convening the Meeting.  When considering your vote on the Director Election Proposal, we urge you to vote against the election of the Shareholder Nominees, who we believe are conflicted directors and whose sole appointment is to obstruct the consummation of the Business Combination in order to pursue an alternate transaction with a party affiliated to Symetryx, in direct contravention of the best interests of the Company’s shareholders.  We urge you to vote “FOR” the re-election of the Company Director Nominees consisting of the five highly qualified current members of Check-Cap’s Board, all of whom are independent, non-conflicted directors.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL, “FOR” THE ELECTION OF EACH OF THE COMPANY DIRECTOR NOMINEES NOMINATED IN PROPOSAL 5, “AGAINST” THE ELECTION OF EACH OF THE SHAREHOLDER DIRECTOR NOMINEES NOMINATED IN PROPOSAL 5, AND “FOR” ALL OTHER PROPOSALS, OTHER THAN PROPOSAL 7 WITH RESPECT TO WHICH THE CHECK-CAP BOARD IS NOT EXPRESING AN OPINION.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the day, time and place as the Chairman of the Meeting shall determine. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.

Vote Required for Approval of the Proposals

Your vote is very important, regardless of the number of ordinary shares that you own.  Each ordinary share entitles the holder to one vote.

Proposal 1 - the Business Combination Proposal:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve the Business Combination Proposal, excluding abstentions and broker non-votes  and excluding any ordinary shares that are held by (a) New Parent, Keystone, Israeli Merger Sub or by any person holding directly or indirectly 25% or more of the voting power or the right to appoint 25% or more of the directors of New Parent, Keystone or Israeli Merger Sub, (b) a person or entity acting on behalf of New Parent, Keystone or Israeli Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by New Parent, Keystone, Israeli Merger Sub or any of the foregoing (each, a “New Parent Affiliate”).  Each shareholder voting on Proposal 1 is required to indicate on the proxy card or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder is a New Parent Affiliate.  Otherwise, the shareholder’s vote will not be counted for the purposes of the proposal.

Proposals 2, 3, 4, 6 and 7:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve each of Proposals 2, 3, 4, 6 and 7.

In addition to the foregoing majority requirement, the approval of Proposal 3 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of the Company (within the meaning of Israeli law) for purposes of the calculation of the Special Majority. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 3. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 3, you should contact Ms. Mira Rosenzweig, our Chief Financial Officer (mira.rosenzweig@check-cap.com or +972-4-8303415).

Each shareholder voting on Proposal 3 is required to indicate on the proxy card or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in Proposal 3.  Otherwise, the shareholder’s vote will not be counted for the purposes of the proposal.  Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Proposal 5 - the Director Election Proposal:  Each Director Nominee shall be voted on separately.  Five out of the ten Director Nominees shall be elected by the affirmative vote of the holders of the majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, by way of a plurality of votes cast (i.e., the five Director Nominees who receive an affirmative majority vote and who also receive the largest number of ”FOR” votes will be elected).  If you mark a vote with respect to less than five Director Nominees in Proposal 5, your shares will only be voted FOR those Director Nominees you have so marked.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Companies Law is November 20, 2023.  In accordance with the Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Mira Rosenzweig, Chief Financial Officer, or by facsimile to +972-4-8211267, no later than December 8, 2023, at 2:00 p.m. Israel time.

The Proxy Statement describing the proposals and the accompanying proxy card will be filed with the U.S. Securities and Exchange Commission and mailed to shareholders. Once filed, shareholders may also review the Proxy Statement as well as the accompanying proxy card via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices upon prior coordination and during regular business hours (Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel; Tel: +972-4-+972-4-8303400 (phone)) until the date of the Meeting.  Our company’s representative is Mira Rosenzweig, our Chief Financial Officer, at mira.rosenzweig@check-cap.com or +972-4-8303415, Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel. Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

If you have any questions or need assistance voting at the Meeting, please contact our proxy solicitor:

Alliance Advisors, LLC
1-833-970-2875
1-973-604-4443 (International)
CHEK@allianceadvisors.com

On behalf of Check-Cap’s Board of Directors, I thank you for your support and appreciate your consideration of these matters.

Sincerely, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

November 13, 2023

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NEW PARENT COMMON STOCK TO BE ISSUED IN THE BUSINESS COMBINATION OR DETERMINED IF THIS NOTICE IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.